Exhibit 12(c)
Idaho Power Company
Consolidated Financial Information
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Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred  Dividend
Requirements

                                                                                        Twelve Months
                                               Twelve Months Ended December 31,             Ended
                                                    (Thousands of Dollars)                 June 30,
                                         1990      1991      1992      1993      1994        1995
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income             $ 69,241  $ 57,872  $ 59,990 $ 84,464  $ 74,930    $ 77,956
Income taxes:
  Income taxes (includes amounts
   charged to other income and
   deductions)                          26,418    24,321    24,601   38,057    35,307      43,497
  Investment tax credit adjustment      (3,184)  (3,177)   (1,439)  (1,583)   (1,064)        (30)

     Total income taxes                 23,234    21,144    23,162   36,474    34,243      43,467

Income before income taxes              92,475    79,016    83,152  120,938   109,173     121,423

Fixed Charges:
  Interest on long-term debt            50,119    54,370    53,408   53,706    51,173      51,160
  Amortization of debt discount,
   expense and premium - net               309       374       392      507       567         567
  Interest on short-term bank loans      1,027       935       647      220     1,157       2,571
  Other interest                         2,259     3,297     1,011    2,023     1,537       1,445
  Interest portion of rentals              902       884       683    1,077       794         775

     Total fixed charges                54,616    59,860    56,141   57,533    55,228      56,519
  Suppl increment to fixed charges*      1,969     1,599     2,487    2,631     2,622       2,617

     Supplemental fixed charges         56,585    61,459    58,628   60,164    57,850      59,136
   Preferred dividend requirements       5,685     6,663     7,611    8,547    10,682      12,136
     Total supplemental fixed charges
      and preferred dividends           62,270    68,122    66,239   68,711    68,532      71,272

Supplemental earnings - as defined    $149,060  $140,475  $141,780 $181,102  $167,023    $180,559

Supplemental ratio of earnings to
 fixed charges and preferred
 dividends                               2.39X     2.06X     2.14X    2.64X     2.44X       2.53X
<F10>
* Explanation of increment:
  Interest on the guaranty of American Falls Reservoir District Bonds and Milner Dam Inc. Notes which are already included in operating expense.

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